Aero Republica Launches New Brand, Becomes Copa Airlines Colombia

Copa Airlines Colombia combines the benefits of both Aero Republica and Copa Airlines

PANAMA CITY, Oct. 6 /PRNewswire-FirstCall/ -- Copa Holdings (NYSE: CPA) has announced that as of today, the Colombian airline Aero Republica will operate as Copa Airlines Colombia.

"The new Copa Airlines Colombia brand is the result of the evolution of Aero Republica, which has met exacting international standards.  This achievement benefits both Colombian and Latin American travelers," said Pedro Heilbron, CEO, Copa Holdings. "We have been working on this project since the Copa Airlines-Aero Republica alliance began in 2005.  The new brand not only strengthens our presence in Colombia; it makes us an integral part of the tourism and economic growth of the country."

The newly branded airline incorporates the destinations, route networks and services that Aero Republica y Copa Airlines offer, including access to the Hub of the Americas in Panama for connections to more than 45 destinations in the world via more than 150 daily flights throughout North, Central and South America and the Caribbean.

Copa Airlines Colombia will fly to all Aero Republica's domestic and international destinations. In addition, travelers can continue to participate in the world-class OnePass frequent-flyer program shared with Copa Airlines and Continental Airlines, which lets passengers earn miles that never expire, and redeem miles for travel to more than 900 destinations throughout the world.

"We are proud to announce the birth of Copa Airlines Colombia," said Roberto Junguito Pombo, the new president of Copa Airlines Colombia.  "Our new brand will drive the airline's growth and profitability, boost its image on an international level and align it more closely with Copa Airlines."

The change in brand is occurring at a time when Aero Republica is performing very well. In the last few years, the airline has experienced continuous increases in number of passengers and load factor, as well as the addition of seven international destinations. The airline is first in on-time performance and customer service in Colombia.

Aero Republica is the only airline in Colombia with a 100 percent renovated fleet; its aircraft feature state-of-the-art technology. The airline has attained IOSA international certification from the International Air Transport Association (IATA) in recognition of its high level of operational safety.

About Copa Holdings, S.A. and Copa Airlines Colombia

Copa Holdings, through its operating subsidiaries Copa Airlines and Aero Republica (now operating under the Copa Airlines Colombia brand), is a leading Latin American commercial aviation provider of passenger and cargo service.  Copa offers more than 150 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean through its Hub of the Americas at Tocumen International Airport in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Copa Airlines Colombia, formerly Aero Republica, is the Colombian airline leader in on-time performance and quality of service, operating flights to 12 domestic and seven international destinations. Copa Airlines Colombia operates flights from Colombia to Caracas, Quito, Guayaquil, Costa Rica, Mexico City, Guatemala and Panama.  The Panama destination connects Bogota, Cali, Medellin, Cartagena, Bucaramanga, Pereira and Barranquilla with Copa Airlines through the Hub of the Americas.

To make reservations and seat selection, enter OnePass numbers, keep a trip log, check in for flights, print boarding passes and pay for tickets via secure transactions in six different currencies (U.S. dollars; Argentine, Chilean, Colombian and Mexican pesos; and Brazilian reales), visit www.copaair.com.

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CONTACT: Patricia Roquebert in Panama, +507-304-2672